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PROSPECTUS SUPPLEMENT                            Filed pursuant to 424(b)(3)
To Prospectus Dated July 20, 1995                Registration No. 33-94532

                                    250,000 Shares

                                INTERIM SERVICES INC.

                                     Common Stock

    This Prospectus Supplement (the "Supplement") relates to the 250,000 shares of the Common Stock, par value $.01 per share of Interim Services Inc. (the "Company"), which may be offered and sold pursuant to the Company's Registration Statement on Form S-3 (Registration No. 33-94532). This Supplement should be read in conjunction with the Prospectus dated July 20, 1995, which is a part of the Registration Statement (the "Prospectus"). A copy of the Prospectus accompanies this Supplement. All capitalized terms used but not defined herein shall have the meaning given to them in the Prospectus.

The Company's 1994 Stock Option Plan for Franchisees, Licensees and Agents (the "Plan"), was amended and restated as of September 26, 1997, so as to prevent the cancellation of those then outstanding options held by Franchisees and Licensees in the Company's healthcare division (the "Healthcare Optionees") that otherwise would have occurred as a result of the Company's sale on September 26, 1997 of its Healthcare division, including its subsidiary, Interim Healthcare Inc.("IHI"), to Catamaran Acquisition Corp. ("Buyer"). Each outstanding option agreement with the Healthcare Optionees was amended by written agreements prior to the closing of the sale of the Company's healthcare division. Accordingly, the Subsection entitled "Accrual of Exercise Rights" in the Section entitled "Plan of Distribution" found on pages 14-15 of the Prospectus is supplemented as follows:

- A Healthcare Optionee whose franchise or license agreement was assigned to IHI in contemplation of the Company's sale of IHI to Buyer shall continue to be deemed to be a "Franchisee" or "Licensee", as the case may be, pursuant to the Plan, provided such assigned agreement is in full force and effect at the time in question.

- The requirement that the conditions set forth in clauses (b) THROUGH (e) of the Subsection entitled "Eligibility" continuously shall have been met as of the date of exercise of any Stock Option, is revised with respect to Stock Options held by Healthcare Optionees to provide that the following conditions shall continuously have been met by a Healthcare Optionee:

       (i) the conditions set forth in clauses (b) AND (e) of the Subsection entitled "Eligibility";

       (ii) except as authorized in writing by the Company, such Healthcare Optionee either (a) shall have entered into, and be a party to, an agreement with the Company, or its assignee, to operate such Healthcare Optionee's business under a service mark that includes the word "Interim" or (b) shall have entered into, and be a party to, an agreement with IHI to operate such Healthcare Optionee's business under a new service mark that in the future may be adopted by IHI; and

       (iii) such Healthcare Optionee shall have entered into, and be a party to, an agreement either (a) with the Company to participate in the Company's national advertising program or (b) with Buyer to participate in a national advertising program to be offered by IHI or Buyer.

           The date of this Prospectus Supplement is January 8, 1998.